BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599

                                       February 12, 1999



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Premark International Inc


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer



Enclosures


          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  8 )*

                 Premark International Inc
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         740459102
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 740459102                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust Corporation,its wholly-owned subsidiary,
  Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly owned subsidiary, BT
  Alex. Brown Incorporated (BT Alex. Brown).  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust Corporation, and Bankers Trust Company are
  New York Corporations.  BT Alex. Brown is a Delaware Corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            Bankers Trust Company   193,575 shares
                    BT Alex.Brown               966 shares
                                            194,541 shares
BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares
  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           Bankers Trust Company   503,853 shares
                    BT Alex.Brown               966 shares
                                            504,819 shares
 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              Bankers Trust Company       250 shares
                    BT Alex.Brown                 0 shares
                                                250 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    Bankers Trust Company   504,103 shares
                    BT Alex.Brown               966 shares
                                            505,069 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    [X]


CUSIP No. 740459102                     Page 3 of 8 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company      0.82 %
               BT Alex.Brown              0.00 %
                                          0.82 %



12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD


CUSIP No. 740459102              Page 4 of 8 Pages



              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
     "BANK")  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
     FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Premark International Inc

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1717 Deerfield Road
             Deerfield, IL  60015

Item 2(a)    NAME OF PERSON FILING:

            Bankers Trust Corporation,its wholly-owned subsidiary, Bankers Trust Company, as
            Trustee for various trusts, and employee benefit plans, and investment advisor and its indirect wholly-owned subsidiary, BT
            Alex. Brown.


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation,
            Bankers Trust Company and BT Alex.Brown

            130 Liberty Street
            New York, New York  10006


Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporation and Bankers
             Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, are both corporations incorporated in the State of New York with their principal business offices located in New York.

             BT Alex.Brown is a Delaware corporation with its principal business office located in New York.

CUSIP No. 740459102                   Page 5 of 8 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Premark
             International Inc, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             740459102

Item 3       THE PERSON FILING IS A:

           For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Alex.Brown

     (a)  [X] Broker or dealer registered under Section 15
              15 of the Act.


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

            (i)  As of December 31, 1998, Bankers
            Trust Company, as Trustee for
            various trusts, and employee
            benefit plans, and investment
            advisor (the "Bank") and BT.Alex.Brown
            were the beneficial owners of 505,069
            shares of common stock.

            (ii) Bankers Trust Company was also therecord owner of 8,844,604 shares held by the Bank as Trustee of the Premark International, Inc., Master Defined Contribution Trust
            (the "Plan") with respect to which the
            bank disclaims beneficial ownership.

            The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The

CUSIP No. 740459102                     Page 6 of 8 Pages

            Department of Labor has expressed the
            view that, under certain circumstances,
            ERISA may require the Trustee to vote
            shares which are not allocated to
            participants' accounts. Since, in the
            view of the Bank and Bankers Trust
            New York Corporation, such voting
            power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
            Trust Corporation hereby disclaim
            beneficial ownership of such securities.

      (b)  Percent of Class:

             The common stock described in Item 4(a)
             above as to which the Bank
             acknowledges beneficial ownership
             constitutes 0.82% of the Issuer's
             outstanding Common Stock. The Common Stock as to which the Bank disclaims beneficial ownership constitutes 14.33% of the Issuer's outstanding Common Stock.

      (c)  Number of shares as to which the Bank has:
      (i)  sole power to vote or to direct the
             vote -

                   Bankers Trust Company    193,575 shares
                   BT Alex.Brown                966 shares
                                            194,541 shares


     (ii)  shared power to vote or to direct the
             vote -
                   Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                                                  0 shares

    (iii)  sole power to dispose or to direct the
             disposition of -
                   Bankers Trust Company    503,853 shares
                   BT Alex.Brown                966 shares
                                            504,819 shares


     (iv)  shared power to dispose or to direct the
             disposition of -
                   Bankers Trust Company        250 shares
                   BT Alex.Brown                  0 shares
                                                250 shares

CUSIP No. 740459102                     Page 7 of 8 Pages

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
             BEHALF OF ANOTHER PERSON:

             The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION OF
             MEMBERS OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.














CUSIP No. 740459102                     Page 8 of 8
Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                EXHIBIT A

The chain of ownership from Bankers Trust Corporation to Bankers Trust Company is shown below:


        Bankers Trust Corporation

                    |
                  100%
                    |

          Bankers Trust Company






























                Exhibit B

       The   chain  of  ownership  from  Bankers  Trust
Corporation to BT Alex. is shown below:

        Bankers Trust Corporation
                    |
                    |
                  100%
                    |
                    |

    BT Alex.Brown Holdings Incorporated
                    |
                    |
                   100%
                    |
                    |
      BT Alex. Brown Incorporated